# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Advantage Solutions Inc., CIK 0001776661
CUSIP: 00791N201
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 7676 Forsyth Boulevard, Fifth Floor, St. Louis, Missouri (MO), 63105
Date of event which requires filing of this statement: 05/14/2026
Filed by CIK 0001616061
Persons authorized to receive notices and communications: Christopher Growe, c/o Advantage Solutions Inc., 7676 Forsyth Blvd., Fifth Floor, St. Louis, Missouri (MO), 63105, (314) 655-9333

## Reporting persons
- Karman Topco L.P. (CIK 0001616061): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 6,998,347; shared voting power 0; sole dispositive power 6,998,347; shared dispositive power 0; aggregate amount beneficially owned 6,998,347 (52.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001
Name of issuer: Advantage Solutions Inc.
Address of issuer's principal executive offices: 7676 Forsyth Boulevard, Fifth Floor, St. Louis, Missouri (MO), 63105
Comment: This Amendment No. 5 amends and supplements the Statement on Schedule 13D originally filed by Karman Topco L.P., a Delaware limited partnership, (the "Reporting Person"), with the Securities and Exchange Commission (the "SEC") on October 28, 2020 (as amended to date, the "Schedule 13D"), with respect to the shares of Class A Common Stock, par value $0.0001 per share (the "Common Stock"), of Advantage Solutions Inc., a Delaware corporation (the "Issuer"), whose principal executive office is located at 7676 Forsyth Blvd., Fifth Floor, St. Louis, MO 63105. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D is being filed by Karman Topco L.P., a Delaware limited partnership, (the "Reporting Person").

The directors of the Reporting Person are Adam Levyn, Christopher Baldwin, Tiffany Han, Timothy Flynn and Xiaofeng Yao (collectively, the "Related Persons"). No person or entity has the right to appoint a majority of the Reporting Person's directors.
Residence or business address: The business address of the Reporting Person and each of the Related Persons is c/o Advantage Solutions Inc., 7676 Forsyth Blvd, Fifth Floor, St. Louis, MO 63105.
Present principal occupation or employment:
The Reporting Person is principally engaged in the business of managing its investment in the securities of the Issuer. The present principal occupation of each of the Related Persons is as follows:

- Adam Levyn is a Partner of Leonard Green & Partners, L.P.;
- Christopher Baldwin is a Managing Partner of CVC Capital Partners;
- Tiffany Han is a Managing Director of CVC Capital Partners;
- Timothy Flynn is an Advisory Partner of Leonard Green & Partners, L.P.; and
- Xiaofeng Yao is President and Chief Commercial Officer of VXI Global Solutions, LLC.
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons nor any Related Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Persons nor any Related Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is incorporated in the State of Delaware. Each of the Related Persons is a citizen of the United States.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
Distribution

On May 14, 2026, the Reporting Person distributed 190,324 shares of Common Stock to certain of the Reporting Person's limited partners in exchange for cancelling such limited partners interests held in the Reporting Person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

Amount beneficially owned: 6,998,347
Percent of Class: 52.6%
Number of shares the Reporting Person has:
o Sole power to vote or direct the vote: 6,998,347
o Shared power to vote: 0
o Sole power to dispose or direct the disposition of: 6,998,347
o Shared power to dispose or direct the disposition of: 0
Number of shares as to which each person has sole or shared power to vote or dispose: The above percentage is based on 13,295,280 shares of Common Stock issued and outstanding as of May 5, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026, and reflects the 1-for-25 reverse stock split of the Common Stock effective as of March 26, 2026.
Transactions in the class effected during the past sixty days: Except as described in Item 4, during the past 60 days, neither the Reporting Person nor any of the Related Persons has effected any transactions with respect to the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Karman Topco L.P.: /s/ Bryce Robinson, Bryce Robinson, Secretary (05/18/2026)